TRADITIONAL DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable is equal to the greater of (1). or (2)., less any applicable Premium Tax:

(1). The Contract Value determined as of the end of the business day when all claim proofs and payment election forms are received by the Service Center; or

(2). Purchase Payments reduced by each withdrawal's percentage of the Contract Value withdrawn, including any applicable withdrawal charges.

If the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted to equal the death benefit.

If Joint Owners are named, the Age of the older Owner will be used to determine the death benefit. If the Contract Owner is owned by a non-individual, then the Contract Owner shall mean Annuitant.

Any part of the death benefit amount that has been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.


PREFERRED LIFE INSURANCE COMPANY OF NEW YORK


Signed by the Company:

                 /s/ Suzanne O Pepin                 /s/ Edward J. Bonach
             Vice President and Secretary              President